December 8, 2004	2555 Grand Blvd.
Kansas City
Missouri 64108-2613 816.474.6550 816.421.5547 Fax

Karen J. Garnett

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance – Mail Stop 0409

Washington, D.C. 20549

Re:	FCStone Group, Inc.

Registration Statement on Form S-4 filed August 18, 2004

Registration No. 333-118342

Dear Ms. Garnett:

In response to your letter dated November 4, 2004 (the “Comment Letter”), with respect to the above-referenced filing by FCStone Group, Inc. (the “Company”), we are filing with the Commission, on behalf of the Company, Amendment No. 2 to the Registration Statement on Form S-4 filed August 18, 2004, File No. 333-118342 (the “Registration Statement”). By copy of this letter, we are delivering to each of you and your colleagues named in the Comment Letter copies of Amendment No. 2, marked to show changes from the original filing. Please note that we have included in Amendment No. 2 financial statements for the Company’s fiscal year ended August 31, 2004.

This letter also contains responses to certain of the Staff’s comments which we believe can be handled by furnishing supplemental information or which we believe, for reasons stated below, do not require the inclusion of additional disclosure in Amendment No. 2. Except as otherwise indicated, information in our responses was provided by the Company.

1.	Include a reconciliation that clarifies how you derived the “Estimated August 31, 2004 Stock Amounts.” Disclose the number of historical shares and the related value as derived from your historical financial statements and reconcile to the estimated amounts presented in this table.

We have received the final appraisal of the equity of the Company from RSM McGladrey and calculated stock information based on the appraised value of the Company’s equity of $43.1 million. Accordingly, we removed the reference to “Estimated August 31, 2004 Stock Amounts” in the Pro Forma Financial Information on page 10 and page 46. We have also updated the table to use actual

Geneva Houston Kansas City London Miami Orange County Overland Park San Francisco Tampa Washington, D.C.

[LOGO OF SHOOK, HARDY & BACON L.L.P.®]

www.shb.com

December 8, 2004

Page 2

August 31, 2004 stock amounts from our audited August 31, 2004 financial statements.

2.	Revise to disclose how you allocated the assumed appraisal value to each class. It appears the percentages used to allocate the appraisal value differ from the percentages used to allocate the estimated additional stock value distributed.

In response to your comment, we have revised the disclosure on pages 10 and 46 to more clearly reflect the components of the total appraisal allocation.

3.	Please specifically reference the change discussed on page 28 to the nominating procedure whereby results of the nominating ballot procedure only indicate the preferred candidate of the stockholders.

In response to your comment, we have revised the disclosure on page 12 to indicate that the nominating procedure only indicates the preferred candidate of stockholders. We similarly revised other portions of the Registration Statement that discuss the nominating procedure.

4.	Please revise the first sentence to clarify that McDermott Will & Emery has delivered a “will qualify” opinion. The current disclosure suggests that they have delivered a “should qualify” opinion.

In response to your comment, we have added a sentence on page 13 indicating that McDermott Will & Emory has delivered a “will qualify” opinion.

5.	Supplementally, please tell us why you will not obtain a complete appraisal prior to the time you mail the proxy statement to your investors. We may have further comment.

With our year-end financials and audit complete, we have obtained the appraisal which is filed as Exhibit 20.1 to the Registration Statement.

6.	Please briefly describe your method of selecting an appraiser. Refer to Item 1015(b)(3) of Regulation S-K.

In response to your comment, we have revised the disclosure on page 33 regarding our selection of an appraiser.

Geneva Houston Kansas City London Miami Orange County Overland Park San Francisco Tampa Washington, D.C.

[LOGO OF SHOOK, HARDY & BACON L.L.P.®] www.shb.com December 8, 2004

7.	Please briefly describe the availability of the appraisal to your stockholders. Refer to Item 1015(c) of Regulation S-K.

We are: (i) filing the appraisal as Exhibit 20.1 to the Registration Statement, (ii) keeping a copy of the appraisal at our offices for inspection and (iii) providing a copy of the appraisal to stockholders upon request. We have added disclosure on page 34 to describe these three methods for stockholders’ to obtain a copy of the appraisal.

8.	Please supplementally provide the analysis relied on by the board for its belief that you will pay an annual dividend of at least $0.50 per share following the reorganization.

The Board and executive management reviewed pro forma FY 2004 operations, our FY 2005 budget and our expectations for growth beyond FY 2005. The Board decided that annual dividends of $2,500,000 (which would be $.50 on 5 million shares) is a reasonable target. Such amount represents approximately 50% of our FY 2005 budgeted net income and less than 50% of our FY 2004 pro forma net income. The Board currently intends to pay dividends in the area of 50% of net income in dividends annually.

9.	Please provide supplemental support for your statement that consolidation in the clearing business has allowed you to capture additional customers and business.

We have seen the following firms that have given up their clearing privileges and now constitute significant customers of the Company: Saul Stone, Shepard, Savant, Spike, FCT and Gelderman.

We have also seen the following firms that have merged or been acquired over the past few years from which we have acquired individual customers: Lind Waldeck, Pioneer, Dean Witter, Bank One, Smith Barney, Bache, Carr, Prudential and Paine Webber.

10.	Please disclose whether the reduction in your revolving credit facility will have any impact on your business.

In response to your comment, we have added disclosure on page 56 to explain that we do not see any material impact from the reduction in the CoBank revolving credit facility. We started 2004 with a $90 million line of credit, increased it to $120 million early in the year primarily in response to higher commodity prices, and then had it reduced to $97.5 million at the end of the summer.

Geneva Houston Kansas City London Miami Orange County Overland Park San Francisco Tampa Washington, D.C.

[LOGO OF SHOOK, HARDY & BACON L.L.P.®] www.shb.com December 8, 2004

11.	Please confirm that the table reflects data as of August 31, 2004.

The Commodity Price Risk table on page 59 has been updated to reflect data as of August 31, 2004.

12.	We note the additional disclosure on page 67 regarding your Long Term Incentive Plan. Please expand the summary compensation table to include any amounts paid under this plan in your most recently completed fiscal year. Refer to Item 402(b)(2)(iv) of Regulation S-K.

In response to your comment, we have added disclosure on page 66 to clarify that no payments are expected to be made until the end of the five year life-cycle of the Plan. We have also added disclosure to note that there have been no payments under the Plan but we recorded an accrued expense for FY 2004 of $200,000.

13.	Please briefly describe the material provisions of the supplementary pension plan for your chief executive officer.

In response to your comment, we have added disclosure on page 65 to note that the supplementary non-qualified pension plan has the same provisions as the Company’s qualified pension plan, except that it covers compensation of the Chief Executive Officer in excess of the regulatory limit.

14.	Please supplementally provide the beneficial ownership table on a pro forma basis using the same assumptions used in the distribution table on page 10.

In response to your comment, we have added the pro forma information requested to the security ownership table on page 68. Because the year-end financial information and the appraisal have been completed, such information is now readily attainable.

15.	Update the financial statements in accordance with Rule 3-12(d) of Regulation S-X.

We have updated the financial statements included in the Registration Statement to include data from the year ended August 31, 2004.

16.	We do not find your response to comments 64 persuasive. We remain of the view that in order to avoid investor confusion, “cost of grain and fuel sold” should be presented as a separate line item within costs and expenses. Refer to Rule 5-03 of Regulation S-X.

In response to your comment, we have revised the financial statements to present “cost of grain and fuel sold” as a separate line item within costs and expenses.

Geneva Houston Kansas City London Miami Orange County Overland Park San Francisco Tampa Washington, D.C.

[LOGO OF SHOOK, HARDY & BACON L.L.P.®] www.shb.com December 8, 2004

17.	We note your response to comment 71. Revise the note to disclose the impact of the rescission of EITF 98-10 and application of EITF 02-3 on the financial statements. Also, disclose how you complied with the implementation guidance of the new consensus.

In response to your comment, we have revised our note to disclose the impact of the rescission of EITF 98-10 and application of EITF 02-3 on our audited financial statements. Also, we have added disclosure discussing how we complied with the implementation guidance.

18.	We note your response to comment 73. We were unable to find the referenced section in the AICPA Audit and Accounting Guide for Audits of Agricultural Producers and Agricultural Cooperatives. Revise your response as appropriate.

The correct reference in the most current AICPA Audit and Accounting Guide for Audits of Agricultural Products & Agricultural Cooperatives is paragraph 12.16. Our futures contracts meet the definition of derivatives that are excluded from the scope of FASB 133 under the “normal purchases and normal sales” provision as described in paragraph 10(b) of that statement. We reflect gains and losses on these futures contracts through current earnings, in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, paragraph 18(a).

19.	Expand your response to comment 81 to clearly explain your basis for consolidating FCStone Merchant Services, LLC, and FGDI as well, and how you determined that you control these entities given the rights held by your joint venture partners. Also clarify how you determined these were not variable interest entities under FIN 46(R).

In accordance with the guidance of ARB 51, Consolidated Financial Statements and SFAS 94, Consolidation of All Majority-Owned Subsidiaries, we believe that FCStone Merchant Services, LLC and FGDI LLC meet the conditions of consolidation. As stated in paragraph two of ARB 51, the usual condition for a controlling financial interest is ownership of a majority of voting interest, and, therefore, as a general rule ownership by one company, directly, or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation. Additionally, FCStone Merchant Services, LLC and FGDI LLC do not meet the criteria of an exception, since control is not considered to be temporary, and it does rest with the majority owners. The operating agreements, as referred to in Exhibit A, discussed below, do not contain any unusual voting rights or profit (loss) allocation.

Geneva Houston Kansas City London Miami Orange County Overland Park San Francisco Tampa Washington, D.C.

[LOGO OF SHOOK, HARDY & BACON L.L.P.®] www.shb.com December 8, 2004

Also, in response to your comment, we have attached as Exhibit A, our analysis supporting the determination that FCStone Merchant Services, LLC and FGDI LLC are not variable interest entities under FIN 46(R).

20.	It is unclear why this disclosure is not included in the audited financial statements as well. Revise to disclose when you began to enter into this type of agreement.

The Company began entering into these agreements during fiscal year 2004. In response to your comment, we have added disclosure in Note 12 regarding the period in which we began to enter into agreements of this nature. Accordingly, this disclosure is now included in the audited financial statements.

21.	Given the provisions of your arrangement, explain to us supplementally why receivables participating in your bank program qualify for sale treatment rather than as a secured borrowing under paragraph 15 of SFAS 140.

Receivables participating in the bank program qualify for sale treatment rather than as a secured borrowing under paragraph 15 of SFAS 140 because the transfer of financial assets in exchange for cash meets the criteria for a sale in paragraph 9 of SFAS 140. See our memorandum included as Exhibit B to this letter, which documents the analysis we have prepared to support our position of accounting for the bank program as a sale rather than as a secured borrowing.

22.	We note your revised disclosures in response to comment 66. Further revise the note to explain what “limited recourse” means and the circumstances under which you would file claim under the insurance policies versus exercising your repurchase option relating to the defaulted receivables. Also clarify how you account for the repurchased assets under paragraph 55 of SFAS 140.

In response to your comment, we have revised our disclosure in Note 12 to explain the meaning of “limited recourse” and explain how we would determine whether to file insurance claims as opposed to exercising our repurchase option. Currently, we do not foresee any circumstances where exercising our repurchase option would be advantageous to us. Also, although we have not repurchased any receivables, we have added disclosure to clarify how we would account for a repurchase.

23.	We note that you continue to service receivables subsequent to the sale of these assets. Have you recorded a servicing asset or liability for this obligation? Why or why not? Refer to paragraphs 16 and 63 of SFAS 140 and expand your disclosure as appropriate. In addition, how are you

Geneva Houston Kansas City London Miami Orange County Overland Park San Francisco Tampa Washington, D.C.

[LOGO OF SHOOK, HARDY & BACON L.L.P.®]

www.shb.com

December 8, 2004

Page 7

accounting for the retained interests, if any? Refer to paragraph 58 of SFAS 140.

In response to your comment, we have revised our disclosure in Note 12 to properly reflect the way the transactions are being handled. Initially, at the purchaser’s request, we were collecting cash payments and, as a pass-through, remitting these payments to them. Subsequently and in accordance with the agreement, we have notified the foreign buyer obligated under a receivable, that all payments should be sent directly to the purchaser via wire transfer, and provided such wire instruction. We are not servicing the receivables subsequent to the sale of these assets, and therefore do not record any servicing asset or liability. Additionally, there are no retained interests in the transferred assets.

24.	It is unclear why you report the discount paid as “interest expense” rather than gain or loss on the sale of receivables. Also, it is unclear the specific point in time that you charge the discount paid to operations. Refer to paragraph 11 of SFAS 140 and revise the disclosure as appropriate.

In response to your comment, we have reported the discount paid as a loss on the sale of receivables, and we have revised our disclosure to reflect such. Also, we have added additional disclosure in Note 12 to specify the point in time when the discount is charged to operations.

25.	We note that counsel’s opinion assumes that the Articles of Restatement are duly authorized and approved. This language suggests that counsel is assuming authorization and approval by the board of directors. It is not appropriate for counsel to assume facts that are readily ascertainable and are material to the opinion. Please provide a revised opinion that omits this assumption.

In response to your comment, counsel has deleted the assumption that the Articles of Restatement are duly authorized and approved. A revised opinion is being provided supplementally, as an attachment to this response letter.

26.	It is not appropriate for Dickinson, Mackaman, Tyler & Hagen, P.C. to assume that the shares are issued in accordance with the Articles of Restatement (which include your amended and restated articles of incorporation). Such an assumption substantially diminishes the value of the opinion. Please revise accordingly.

In response to your comment, counsel has revised the language of the opinion.

Geneva Houston Kansas City London Miami Orange County Overland Park San Francisco Tampa Washington, D.C.

[LOGO OF SHOOK, HARDY & BACON L.L.P.®]

www.shb.com

December 8, 2004

Page 8

27.	The limitation on reliance in the next-to-last paragraph is not appropriate because stockholders voting on the transaction must be able to rely on the tax opinion. Please provide a revised tax opinion that removes this limitation on reliance.

In response to your comment, the next-to-last paragraph of the opinion has been deleted.

We have supplementally included with this letter current drafts of the legal and tax opinions to be filed as Exhibits 5.1 and 8.1, respectively. Both of these letters have been revised in accordance with your comments. We plan to file final versions of the legal and tax opinions by amendment.

#             #             #

If you have any further questions or comments, please feel free to call the undersigned at (816) 559-2478.

Very truly yours,

/s/ Craig L. Evans

Craig L. Evans

cc:	Michael McTiernan

Jorge Bonilla

Cicely Luckey

Paul G. Anderson

Robert Johnson

Richard Malm

Geneva Houston Kansas City London Miami Orange County Overland Park San Francisco Tampa Washington, D.C.